SilverCrest Announces More High-Grade In-Fill & Expansion Drill Results·
- 1.4 Metres at 15,839 gpt AgEq
- 5.1 Metres at 2,174 gpt AgEq
- 6.5 Metres at 1,586 gpt AgEq

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – February 25, 2019 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to report further Phase III drill results for the Las Chispas Property (the “Property”) located in Sonora, Mexico. The 19 reported in-fill and expansion drill holes in this news release were targeting mineralization in the Babicanora Vein, Babicanora Norte (“Babi Norte”) Vein, the Babicanora Footwall (“Babi FW”) Vein and the Babicanora Hangingwall (“Babi HW”) Vein (see attached Figures). While targeting mineralization in the Babi Norte Vein, the Company has discovered a new vein named “Babi Vista”, the ninth vein out of 30 veins in the district.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “The Company’s in-fill drill program at Babicanora continues to deliver drill intercepts with better than expected widths and grade. These results demonstrate that the two previously announced multi-kilogram per tonne shoots (shoots 43 and 51) now appear to be one continuous shoot (“Shoot 51”). Holes BA19-132 and 133 have also expanded the footprint of the high grade shoot towards the surface. Shoot 51 now has an estimated dimension of 300 metres long by 125 metres high. In-fill drilling targeting the Babicanora Vein also confirmed and expanded high-grade mineralization within the Babi FW and Babi HW veins, while expansion drilling targeting the Babi Norte Vein resulted in the Babi Vista discovery. The Company has now identified five veins averaging 150 metres apart in the Babicanora area, all of which have the potential to be accessible from the ongoing exploration decline. The Company is scheduled to intersect Shoot 51 in H2, 2019 and plans initial development of 800 metres along the strike of the high-grade mineralization in Area 51. This planned decline helps to further de-risk Area 51 with bulk sampling and provides meaningful information for the engineering studies. These new results will be part of the next resource update, which we expect to announce in March, 2019”.

The most significant result for this release in is Hole BA18-133 which intersected 1.4 metres (estimated drilled width) grading 64.25 gpt gold (or “Au”) and 11,020 gpt silver (or “Ag”), or 15,839 gpt silver equivalent (“AgEq”, based on assumptions defined in the table below). Also noteworthy are holes BA18-132, at 5.1 metres grading 11.47 gpt Au and 1,313.8 gpt Ag, or 2,174 gpt AgEq, and BA18-131 at 6.5 metres grading 9.99 gpt Au and 836.7 gpt Ag, or 1,586 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release;

Hole No.	From (m)	To (m)	Drilled Intercept (m)**	Au gpt	Ag gpt	AgEq* gpt
BA18-123	260.8	264.6	3.9	12.58	325.7	1,269
incl.	262.5	263.1	0.6	81.80	540.0	6,675
BA18-124	240.6	241.4	0.8	1.38	151.0	254
BA18-125	207.2	208.7	1.5	1.81	33.7	170
BA18-126	428.0	429.5	1.5	11.29	1,037.3	1,885
incl.	428.0	428.5	0.5	30.70	2,760.0	5,062
BA18-128	334.2	337.4	3.2	3.33	356.9	607
incl.	334.2	335.8	1.7	5.10	950.9	959
BA18-131	277.5	284.0	6.5	9.99	836.7	1,586
incl.	280.3	281.7	1.4	35.70	2,670.0	5,347
BA18-132	205.7	210.8	5.1	11.47	1,313.8	2,174
incl.	207.2	208.9	1.7	14.96	1,665.8	2,788
incl.	210.3	210.8	0.5	36.90	4,100.0	6,867
BA18-133	227.8	229.2	1.4	64.25	11,020.0	15,839
incl.	228.3	229.2	0.9	96.30	16,720.5	23,943
BA18-134	179.8	181.4	1.6	0.06	174.9	179
BA19-139	262.5	264.2	1.7	0.05	296.0	300
BA19-142	431.4	432.9	1.5	15.57	1,526.3	2,694
incl.	431.9	432.4	0.5	31.30	3,100.0	5,448

Babi FW Vein In-Fill Drill Intercepts:
Hole No.	From (m)	To (m)	Drilled Intercept (m)**	Au gpt	Ag gpt	AgEq* gpt
BA18-122	224.8	225.4	0.7	17.60	2,110.0	3,430
BA18-128	342.7	343.7	1.0	5.13	542.7	927
incl.	343.2	343.7	0.5	9.57	997.0	1,714
BA18-134	192.5	194.5	2.0	1.18	149.4	238
BA19-142	435.6	436.1	0.5	2.55	268.0	459

Babi HW Vein In-Fill Drill Intercepts:

Hole No.	From (m)	To (m)	Drilled Intercept (m)**	Au gpt	Ag gpt	AgEq* gpt
BA18-123	240.4	244.0	3.6	0.05	328.3	332
BA18-124	237.8	238.4	0.6	0.66	113.0	163
BA18-130	146.9	147.4	0.5	5.73	195.0	625
BA18-134	156.0	156.5	0.5	1.47	199.0	309
BA19-142	423.3	424.6	1.3	2.18	268.4	432

Babi Norte Vein Expansion Drill Intercepts:

Hole No.	From (m)	To (m)	Drilled Intercept (m)**	Au gpt	Ag gpt	AgEq* gpt
BAN18-43	119.4	120.4	1.0	2.79	295.0	504
BAN18-50	366.0	367.8	1.8	2.10	1.7	159
BAN18-51	58.5	59.0	0.5	0.81	93.3	154
BAN18-53	269.9	271.0	1.1	2.72	176.0	380
BAN18-54	161.4	161.9	0.5	5.57	31.8	450
BAN18-56	150.3	151.0	0.7	4.66	409.0	759

Babi Vista Vein Drill Intercepts:

Hole No.	From (m)	To (m)	Drilled Intercept (m)**	Au gpt	Ag gpt	AgEq* gpt
BAN18-14	279.6	280.1	0.5	3.96	295.0	592
BAN18-30	246.7	247.2	0.5	1.01	246.0	322
BAN18-33	109.3	110.0	0.7	1.06	1,245.0	1,325
BAN18-53	269.9	271.0	1.1	2.72	176.0	380
UBN18-03***	163.1	163.7	0.6	3.26	530.0	775
Note: all numbers are rounded. Based on a cutoff grade of 150 gpt AgEq with 0.5 metre minimum width. Babi FW Vein intercept in hole BA18-122 was noted as part of Babicanora Vein. Babi Vista Vein intercepts BAN18-14, 30, 33 and
UBN18-03 were previously reported in various news releases as unknown veins.
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and
US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.
**True width is 80 to 100% of drilled width.
***UB signifies an underground drill hole.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

For the Babicanora Vein, Hole BA18-127 was lost downhole and BA18-129, 130, 136 to 138, 140 and 141 are below the Company’s cutoff grade of 150 gpt AgEq for Las Chispas. Assay results “cutoff date” for this release was February 8, 2019. The same cutoff date for the upcoming resource estimate. Assay results for hole BA18-135 will be reported in due course as they were not received before cutoff date. For the Babi Norte Vein, holes BAN18-41, 42, 44 to 49, 52, and 55 are below the Company’s cutoff grade of 150 gpt AgEq.

In-fill and expansion drill results for Babi FW Vein and Babi HW Vein show confirmation and expansion of previously announced high-grade footprints (see attached Figures and news release dated January 9, 2019). Drill results for the Babi FW Vein have increased the high-grade mineralized footprint (discrete zones) from 900 to 1,200 metres. Both Babi FW and Babi HW veins are sub-parallel to the adjacent Babicanora Vein at a distance of 3 to 30 metres. These veins are related to several discrete high-grade zones (shoots) representing intersections of cross-cutting structures similar to all other drill-tested veins in the district.

Expansion drilling on the Babi Norte Vein has increased the high-grade mineralized footprint (discrete zones) from 900 metres to 1.2 kilometres. The “Babi Vista” Vein was previously considered part of Babi Norte; however, with further drilling, Babi Vista has been identified as a separate new vein which may be the extension of the Granaditas Vein or a splay of Babi Norte Vein (see attached Figures). Babi Vista is considered the ninth discovered vein of the known 30 veins in the district.

A total of 58 in-fill and expansion holes have been completed in the Babicanora veins since the September 13, 2018 resource estimate. Since that date, 39 in-fill holes in Area 51 high-grade footprint show an estimated weighted average (true width, uncut, undiluted) of 3.5 metres grading 11.30 gpt Au and 1,093.3 gpt Ag, or 1,941 gpt AgEq. For comparison, in the September 13, 2018 resource estimate, Area 51 had an estimated weighted average true width of 2.7 metres, grading 7.13 gpt Au and 614 gpt Ag, or 1,148 gpt AgEq.

The Company continues its Phase III exploration program with 12 drills operating on site. Drills are focused on expanding mineralization and improving the resource confidence through in-fill drilling (25 to 35 metre spacing) to reclassify Inferred Resources to Measured and Indicated. The assay cutoff date for the imminent resource update was February 8, 2019. The upcoming resource update for the Las Chispas Project is being prepared by Tetra Tech Canada Inc. (“Tetra Tech”). For the upcoming resource, Tetra Tech intends to apply a minimum vein width of 0.5 metres to the veins in the Babicanora area for modelling, a decrease from a minimum width of 1.5 metres used in the September 2018 Resource Estimate. An additional 40,000 to 50,000 metres of infill and expansion drilling are planned for H1, 2019. Other ongoing site work includes the PEA study expected in early Q2, ground breaking for the Area 51 decline, an extensive metallurgical test program, testing large diameter wells for site water, and permitting for various additional work.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

Figure 2: Long Section (Inclined) of Babicanora Vein Area 51, Looking Southwest (Insert)

Figure 3: Long Section (Inclined) of Babicanora Footwall Vein, Looking Southwest

Figure 5: Transparent 3D of Babicanora Area with Veins (Looking Northwest)

Figure 6: Las Chispas District with Babicanora Plan Map, February 2019

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company’s resource model and preparing a PEA; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact: Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.co
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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